The Shaw Group 4171 Essen Lane Baton Rouge, LA 70809 225.932.2500 Gary P. Graphia Corporate Secretary and Chief Legal Officer

February 15, 2007
Ms. Patricia Armelin
Staff Accountant, Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street NE
Washington, D.C. 20549

RE:	The Shaw Group
Form 8-K Item 4.01
Filed February 12, 2007
File No. 1-12227
Dear Ms. Armelin:
I am in receipt of your correspondence of February 15, 2007. By this correspondence, I confirm that it is our intention that at such a time as Ernst & Young’s services are completed and the relationship has actually terminated, an additional Item 4.01 Form 8-K will be filed, which will address all of the disclosures required by Item 304 of Regulation S-K, along with an updated letter from Ernst & Young filed as Exhibit 16.
The Company also acknowledges that
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;
•	staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Should you require further information, please do not hesitate to contact me.
Sincerely,
The Shaw Group Inc.

Gary P. Graphia
Executive Vice President and Chief Legal Officer

C:	Dirk Wild
Elizabeth Cox